Exhibit 99.1

Suite 500 - 200 Burrard Street
Vancouver, B.C.
V6C 3L6
Phone: 604-685-2323
Fax: 604-629-5228
November 1, 2010	TSX: BAJ
OTCQX: BAJFF

NEWS RELEASE

BAJA MINING ANNOUNCES C$160 MILLION CROSS-BORDER BOUGHT DEAL FINANCING

Baja Mining Corp. (“Baja” or the “Company”)(TSX: BAJ;OTCQX: BAJFF) today entered into an agreement with a syndicate of underwriters co-led by Raymond James Ltd. and Canaccord Genuity Corp. (collectively, the “Underwriters”) under which the Underwriters have agreed to purchase 145,500,000 common shares (the “Common Shares”) from the Company on a bought deal basis at a price of C$1.10 per Common Share for aggregate gross proceeds of approximately C$160,050,000 (the “Offering”).

The Company plans to use the net proceeds received from the sale of the Common Shares to fund the equity component for the construction of the Boleo Project and for working capital and general corporate expenses. The Offering, once closed, will complete the total financing package for the development of the Boleo Project. The Offering is expected to close mid-November, and is subject to regulatory approval, including approval of the TSX.

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable at any time until 30 days after closing of the Offering, to acquire, for the purpose of covering their over-allocation position, if any, up to an additional 21,825,000 Common Shares at a price of C$1.10 per Common Share. The Common Shares will be offered by way of a short form base shelf prospectus of the Company dated April 19, 2010 as supplemented by a preliminary prospectus supplement filed in the provinces of British Columbia, Alberta and Ontario pursuant to National Instrument 44-101 Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions, and in the United States pursuant to a preliminary prospectus supplement to the Company's effective shelf registration statement on Form F-10 filed with the United States Securities and Exchange Commission on April 19, 2010 under the Multi-Jurisdictional Disclosure System adopted in the United States and Canada. The Common Shares may also be offered in the other provinces and territories of Canada on a private placement basis and such other jurisdictions outside of Canada and the United States that are agreed to by the Company and the Underwriters.

Copies of the Canadian preliminary prospectus supplement are available at www.sedar.com, and copies of the U.S. preliminary prospectus supplement can be accessed through the SEC’s website at www.sec.gov. Alternatively, a copy of the Canadian preliminary prospectus supplement and/or the U.S. preliminary prospectus supplement relating to the Offering can be obtained from Sara Minatel of Raymond James Ltd. by phoning her at (416) 777-4939 or emailing her at sara.minatel@raymondjames.ca.

Suite 500 - 200 Burrard Street
Vancouver, B.C.
V6C 3L6
Phone: 604-685-2323
Fax: 604-629-5228
November 1, 2010	TSX: BAJ
OTCQX: BAJFF

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there by any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Baja Mining Corp.

Baja Mining is a Vancouver, Canada-based publicly traded mine development company (TSX:BAJ; OTCQX:BAJFF) with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico, targeted for copper commissioning in 2012. A Korean syndicate of industrial companies holds the remaining 30%. Baja is the project operator.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of common shares; expected timing of start-up; expected timing for construction and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual results to differ materially from those described in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements. Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release such as "measured," "indicated," and "inferred" "resources", which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.